SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RMH Teleservices, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

749938 10 6

(CUSIP Number)

Randall G. Ray, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749938 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jami J. Jensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 868,500

	9.	Sole Dispositive Power 868,500

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 868,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 6.29%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D (this “Filing”) relates to the common stock, no par value (the “Common Stock”), and voting and other contractual rights relating thereto, of RMH Teleservices, Inc., a Pennsylvania corporation  (the “Company”), which has its principal executive offices located at 40 Morris Avenue, Bryn Mawr, Pennsylvania 19010.  The purpose of this Filing is to reflect the ownership of the Company’s Common Stock by Jami J. Jensen (the “Reporting Person”), who is a former member of R-T Investors, LLC, a Nevada limited liability company (“RTI”).

This Filing effectively amends the Schedule 13D with respect to the Company’s Common Stock, dated March 28, 2000, filed on behalf of RTI, Jeffrey J. Jensen (“Jeff”), the Reporting Person, Julie J. Jensen (“Julie”), James J. Jensen (“James”), Janet J. Jensen (“Janet”), Ronald L. Jensen (“Ronald”) and Gladys M. Jensen (“Gladys”) with the Securities and Exchange Commission (the “Commission”) on April 27, 2000 (the “Original Schedule 13D”), as previously amended by Schedule 13D (Amendment No. 1), dated January 18, 2000, filed on behalf of RTI, Jeff, Janet, Julie, James, Ronald, Gladys and the Reporting Person with the Commission on February 20, 2001, as previously amended further by Schedule 13D (Amendment No. 2), dated April 27, 2001, filed on behalf of Jeff, Janet, Julie, James, Ronald, Gladys and the Reporting Person with the Commission on June 6, 2001 (the “Schedule 13D/A, Amendment No. 2”), and as previously amended further by Schedule 13D (Amendment No. 3), dated June 18, 2002, filed on behalf of Jeff, Janet, Julie, James, Ronald, Gladys and the Reporting Person with the Commission on July 29, 2002 (the “Schedule 13D/A, Amendment No. 3”), solely with respect to the ownership of the Company’s Common Stock by the Reporting Person.

Item 2.	Identity and Background
1.	(a) Jami J. Jensen
(b) 10554 S. Perry Park Road, Larkspur, Colorado 80118
(c) Jami J. Jensen is the President of Joule, Inc., located at 6500 Beltline Road, Suite 170, Irving, Texas 75063.
(d) Jami J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Jami J. Jensen is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

On February 17, 2000, RTI entered into an option agreement with Advanta Partners LP (“Advanta”), whereby RTI paid Advanta $1,000,000 from its working capital for the option to purchase 2,658,456 shares of the Company’s Common Stock (the “Option Agreement”).  The Option Agreement provided for the occurrence of certain conditions before any exercise of the option (in whole or in part), including receipt of all necessary approvals, waivers, consents and clearances from government authorities; continuing approval from the Company’s Board of Directors; all necessary approvals from the partners of Advanta; and an opinion of counsel to the Company.

On March 7, 2000, RTI exercised the option in part to purchase 398,000 shares of the Company’s Common Stock and paid Advanta $2,786,000 from its working capital for those shares.  On March 28, 2000, RTI exercised the remainder of the option to purchase 2,260,456 shares of the Company’s Common Stock and paid Advanta $15,823,192 from its working capital for those shares.

By separate agreement on March 30, 2000, RTI purchased 1,414,500 shares of the Company’s Common Stock from Raymond J. Hansell and Mary Sue Lucci Hansell for $10,435,920.  The purchase price paid to the Hansells was from RTI’s working capital.

At a special meeting of the members of RTI on June 2, 2000, the Reporting Person, Janet, Julie, James, Ronald, Gladys and Jeff, constituting all of the members of RTI, unanimously agreed to distribute all of the assets of RTI to its members in complete liquidation of the entity and to dissolve RTI effective immediately.  The assets of RTI, consisting of 4,072,956 shares of the Company’s Common Stock were then distributed to the members in accordance with their then current membership interests in RTI on June 2, 2000, subject only to the issuance by the

Company’s transfer agent of new certificates evidencing, respectively, the number of shares of the Company’s Common Stock distributed to each member.  Articles of Dissolution for RTI were filed with the Secretary of State of Nevada on December 6, 2000.  The then current membership interests reflect a transfer of membership interests among all the members on June 2, 2000, prior to the determination to distribute RTI’s assets and dissolve.

On January 4, 2001, in a market purchase, the Reporting Person purchased 73,500 shares of the Company's Common Stock at an average price per share of $3.15, for an aggregate purchase price of approximately $231,525. The purchase was made from personal funds.

On March 30, 2001, pursuant to a Stock Purchase Agreement of the same date, the Reporting Person purchased 310,000 shares of the Company's Common Stock at a purchase price per share of $5.50, for an aggregate purchase price of $1,705,000. The purchase was made from personal funds.

On December 3, 2001, in a market sale, the Reporting Person sold 15,000 shares of the Company’s Common Stock at a price per share of $16.45.
On April 16, 2002, in a market sale, the Reporting Person sold 41,000 shares of the Company’s Common Stock at a price per share of $18.75.
On April 18, 2002, in a market sale, the Reporting Person sold 59,000 shares of the Company’s Common Stock at a price per share of $18.00.
Item 4.	Purpose of Transaction

In connection with the Option Agreement, the Board of Directors of the Company convened a Special Committee.  Subject to a shareholder agreement in a form satisfactory to the Special Committee (the “Shareholder Agreement”), the Special Committee approved the transactions contemplated by the Option Agreement, approved RTI as an interested shareholder, and resolved that the provisions of Subchapter F, BCL §§ 2551-2555 would not apply to RTI following the exercise in whole of the Option Agreement.  Additionally, two directors on the Board of Directors of the Company, who were nominated by Advanta, agreed to resign upon the exercise in whole of the Option Agreement.  The Special Committee agreed to the designation of two directors by RTI following the resignations.

Pursuant to an Agreement and Plan of Merger dated as of November 18, 2003 (the “Merger Agreement”), among NCO Group, Inc., a Pennsylvania corporation (“NCO”), NCOG Acquisition Corporation, a Pennsylvania corporation and wholly-owned subsidiary of NCO (“Purchaser”), and the Company, and subject to the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), and the Company will become a wholly-owned subsidiary of NCO.

As an inducement to NCO to enter into the Merger Agreement, the Reporting Person has entered into that certain Voting and Lock Up Agreement dated as of November 18, 2003, by and between NCO and the Reporting Person (the “Voting Agreement”). All of the shares of the Company’s Common Stock beneficially owned by the Reporting Person are subject to the Voting Agreement. Pursuant to Article I of the Voting Agreement, the Reporting Person agreed to vote her shares of the Company’s Common Stock (i) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and the Voting Agreement, (ii) against any actions that would result in a breach of the Merger Agreement or the Voting Agreement and (iii) against any action that could reasonably be expected to result in any of the conditions to the Merger or the Company’s obligations under the Merger Agreement not being fulfilled, or that is intended or could reasonably be expected to impede or adversely affect the Merger Agreement, the Merger or the Voting Agreement.

Pursuant to Section 1.02 of the Voting Agreement, the Reporting Person has also granted to NCO an irrevocable proxy granting NCO the authority to vote her shares of the Company’s Common Stock with respect to the matters described above. NCO did not pay any additional consideration to the Reporting Person in connection with the execution and delivery of the Voting Agreement or her irrevocable proxy. The Reporting Person retains the right to vote her shares of the Company’s Common Stock in her discretion with respect to matters other than those identified in the Voting Agreement. The description contained in this Item 4 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached as an exhibit to this Filing.

Other than as set forth in the preceding paragraphs, the Reporting Person does not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but the Reporting Person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.	Interest in Securities of the Issuer
(a)

The following chart reflects the number of shares of the Company’s Common Stock beneficially owned by the Reporting Person and the percentage of the outstanding Company Common Stock such shares represent:

		Name	Shares	Percentage
		Jami J. Jensen	868,500	6.29%

The percentage calculation is based upon 13,804,830 shares of the Company’s Common Stock outstanding on August 11, 2003, which is the number of shares of the Company’s Common Stock reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, and filed with the Commission on August 13, 2003.

(b)

The Reporting Person has sole dispositive power over the number of shares of the Company’s Common Stock set forth opposite her name in the chart above.  By virtue of the Voting Agreement, the Reporting Person has shared voting power over such shares.

	(c)	See Item 3.
	(d)	None.
	(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the Shareholder Agreement, the Company granted RTI the right to designate two members to the Board of Directors of the Company.  Under the terms of the Shareholder Agreement, the Board of Directors of the Company shall consist of the Chief Executive Officer of the Company, two designees appointed by RTI, and at least three independent directors.  RTI’s right to designate two directors shall terminate if RTI ceases to beneficially own 15% of the voting securities of the Company allowed to vote in the election of directors. The Reporting Person, together with certain members of her family who are former members of RTI, intend to maintain this right as the successors to RTI.

The Shareholder Agreement also contains provisions relating to certain restrictions on business combinations.  RTI agreed that it and its affiliates will not consummate any tender offer, exchange offer, merger or other business combination, recapitalization or similar transaction involving the Company or any of its subsidiaries unless approved by (i) a majority of the members of the a special committee consisting of all of the independent members of the Board of Directors and (ii) a majority of the unaffiliated shares, or, in the case of a tender offer or exchange offer, the offer has a minimum condition that a majority of the unaffiliated shares shall have been validly tendered and not withdrawn and the offer provides that it will be extended for ten business days after RTI has publicly announced that such minimum condition has been satisfied.  In the event of a takeover proposal initiated by a third party and recommended by the Company’s Board of Directors, RTI agreed to vote its shares of the Company’s Common Stock, which are in excess of 32% of the voting power, in the same proportion as the unaffiliated shares are voted. The Reporting Person, along with the other former members of RTI, intend to comply with this obligation as the successors to RTI.

On June 2, 2000, pursuant to its dissolution, RTI distributed to the Reporting Person, Jeff, Janet, Julie, James, Ronald and Gladys (collectively, the “Shareholders”), each of whom was a member of RTI, all of the shares of the Company’s Common Stock held by RTI at the time of such distribution.  On December 6, 2000, RTI was dissolved and ceased to exist.

The Shareholders agreed to enter into that certain Amended and Restated Shareholder Agreement, dated as of March 30, 2001, which sets forth the same substantive terms as the Shareholder Agreement and substitutes the Shareholders as successors in interest to RTI.

See Item 4 for a discussion of the Voting Agreement.
Item 7.	Material to Be Filed as Exhibits

1.                                       The Stock Purchase Agreement, dated March 30, 2001, between the Company and Jeffrey Jensen, individually, and as attorney in fact for:  Ronald L. Jensen, Gladys M. Jensen, Jami J. Jensen, Julie J. Jensen, Janet J. Jensen, and James J. Jensen (incorporated by reference to Exhibit 10.1 to the Company’s Statement on Form 8-K dated April 2, 2001, and filed with the Commission on April 12, 2001).

2.                                       The Amended and Restated Shareholders’ Agreement, dated as of March 30, 2001, between RMH Teleservices, Inc. and Ronald L. Jensen, Gladys M. Jensen, Jeffrey J. Jensen, Jami J. Jensen, Julie J. Jensen, Janet J. Jensen and James J. Jensen (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A, Amendment No. 2).

3. The Voting Agreement, dated as of November 18, 2003, by and between NCO Group, Inc. and Jami J. Jensen.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2003	JAMI J. JENSEN

/s/ Jeffrey J. Jensen
Jeffrey J. Jensen, Attorney-in-Fact,
under Confirming Statement, dated September 11, 2001, which is hereby incorporated by reference to an amendment to Form 5 for RMH Teleservices, Inc. filed on October 9, 2001.

Exhibit Index

1                                          The Stock Purchase Agreement, dated March 30, 2001, between the Company and Jeffrey Jensen, individually, and as attorney in fact for:  Ronald L. Jensen, Gladys M. Jensen, Jami J. Jensen, Julie J. Jensen, Janet J. Jensen, and James J. Jensen (incorporated by reference to Exhibit 10.1 to the Company’s Statement on Form 8-K dated April 2, 2001, and filed with the Commission on April 12, 2001).

2                                          The Amended and Restated Shareholders’ Agreement, dated as of March 30, 2001, between RMH Teleservices, Inc. and Ronald L. Jensen, Gladys M. Jensen, Jeffrey J. Jensen, Jami J. Jensen, Julie J. Jensen, Janet J. Jensen and James J. Jensen (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A, Amendment No. 2).

3 The Voting Agreement, dated as of November 18, 2003, by and between NCO Group, Inc. and Jami J. Jensen.